Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108-3107

(617) 295-2572

October 11, 2016 VIA Electronic Transmission Office of Applications and Report Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Civil Action Documents Filed with Respect to Deutsche Multi-Market Income Trust (“KMM”) and Deutsche Strategic Income Trust (“KST”) (each a “Fund”)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of KMM and KST, pursuant to Section 33 of the Investment Company Act of 1940 Act, as amended, is a copy of (i) Plaintiff’s Motion for Preliminary Injunction; and (ii) Memorandum in Support of Plaintiff’s Motion for Preliminary Injunction filed on October 7, 2016 in the Superior Court Department of the Commonwealth of Massachusetts, with respect to Plaintiff’s lawsuit which names KMM, KST and each Fund’s Trustees as defendants in a lawsuit (Western Investment LLC, v. Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr., and Jean Gleason Stromberg).

If you have any questions regarding this filing please contact me at (617) 295-2572.

Sincerely,

/s/John Millette

John Millette

Director and Senior Counsel,

Deutsche Investment Management Americas Inc. - Legal Department

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss. **SUPERIOR COURT DEPARTMENT**

WESTERN INVESTMENT LLC,

Plaintiff,

v.

DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG,

Defendants.

C.A. No. 16-03082

Oral Argument Requested

PLAINTIFF'S MOTION FOR PRELIMINARY INJUNCTION

Plaintiff Western Investment LLC, pursuant to Mass. R. Civ. P. 65(b), hereby moves for a preliminary injunction against Defendants Deutsche Multi-Market Income Trust, Deutsche Strategic Income Trust, Kenneth C. Froewiss, John W. Ballantine, Henry P. Becton, Jr., Dawn-Marie Driscoll, Keith R. Fox, Paul K. Freeman, Richard J. Herring, William McClayton, Rebecca W. Rimel, William N. Searcy, Jr. and Jean Gleason Stromberg.

For the reasons set forth in the accompanying Memorandum of Law in support of this Motion and the Declaration of Adam M. Steward submitted herewith and incorporated by reference, Western Investment LLC has demonstrated that it is likely to succeed on the merits in this action, that it will be irreparably harmed if the injunction is not granted, and that the balance of hardships weighs heavily in its favor. If and to the extent the Court determines that it is

necessary to develop any factual or legal issues to decide this motion for preliminary injunction, Plaintiff respectfully requests, pursuant to Mass. R. Civ. Proc. 65(b)(2), that trial on the merits be advanced and consolidated with the hearing on this motion and that the Court set a schedule to allow for such hearing as expeditiously as possible. Accordingly, Western Investment LLC respectfully submits that its Motion for Preliminary Injunction should be granted.

A proposed Order is attached hereto as Exhibit A.

Request for Oral Argument

Pursuant to Superior Court Rule 9A(c)(2), Plaintiff respectfully requests to be heard on this motion and submits that oral argument would assist the Court in addressing the issues raised by this motion. Further, due to the time sensitive nature of this motion, Plaintiff respectfully requests to be heard as soon as the Court is available to address the issues raised by this motion.

Dated: October 7, 2016

Respectfully submitted,

Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO # 661090)
SHAPIRO HABER & URMY LLP
Seaport East
Two Seaport Lane
Boston MA 02210
Telephone: (617) 439-3939
tshapiro@shulaw.com
astewart@shulaw.com

Carol Shahmoon
CSS LEGAL GROUP, PLLC
1010 Northern Blvd., Suite 208
Great Neck, New York 11021
Telephone: (646) 517-4399
Facsimile: (646) 880-9359
cshahmoon@csslegalgroup.com

Gregory E. Keller
CHITWOOD HARLEY HARNES LLP
1350 Broadway
Suite 908
New York, New York 10018
Telephone: (917) 595-4600
gkeller@chitwoodlaw.com

Counsel for Plaintiff

Certificate of Service

I hereby certify that a copy of the foregoing document was served along with the Complaint and Summons on Defendants by the sheriff in the manner and on the dates set forth in the respective summons.

Adam M. Stewart

EXHIBIT A

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss. **SUPERIOR COURT DEPARTMENT**

WESTERN INVESTMENT LLC, Plaintiff, v. DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG, Defendants.	C.A. No. 16-03082

[PROPOSED] ORDER ON PLAINTIFF'S
MOTION FOR PRELIMINARY INJUNCTION

The Plaintiff having moved the Court for a preliminary injunction seeking relief against Defendants Deutsche Multi-Market Income Trust ("KMM") and Deutsche Strategic Income Trust ("KST") and their Board of Trustees (together, the "Defendants");

IT IS HEREBY ORDERED the __ day of ___________ 2016 as follows:

1. The Plaintiff's motion is GRANTED.

2. The Defendants shall immediately seat the following individuals as Class II trustees on the Board of each of KMM and KST: Arther D. Lipson, Robert Ferguson, Matthew S. Crouse, and Neil R. Chelo.

3. The following individuals are no longer Class II trustees, as their terms expired on September 30, 2016: Henry P. Becton, Jr., William McClayton, Paul K. Freeman, and Jean Gleason Stromberg.

____
Justice of the Superior Court

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss. **SUPERIOR COURT DEPARTMENT**

WESTERN INVESTMENT LLC, Plaintiff, v. DEUTSCHE MULTI-MARKET INCOME TRUST, DEUTSCHE STRATEGIC INCOME TRUST, KENNETH C. FROEWISS, JOHN W. BALLANTINE, HENRY P. BECTON, JR., DAWN-MARIE DRISCOLL, KEITH R. FOX, PAUL K. FREEMAN, RICHARD J. HERRING, WILLIAM MCCLAYTON, REBECCA W. RIMEL, WILLIAM N. SEARCY, JR., and JEAN GLEASON STROMBERG, Defendants.	C.A. No. 16-03082

MEMORANDUM IN SUPPORT OF PLAINTIFF'S MOTION FOR PRELIMINARY INJUNCTION

I. INTRODUCTION

Plaintiff, through its attorneys, respectfully submits this memorandum of law in support of its preliminary injunction motion to seat as Class II trustees on the Board of Trustees ("the Board") of Deutsche Multi-Market Income Trust ("KMM") and Deutsche Strategic Income Trust ("KST") the four individuals – Arthur D. Lipson, Robert Ferguson, Matthew S. Crouse, and Neil R. Chelo (the "Western Nominees") -- who received the most votes at the KST- KMM joint annual meeting of shareholders that was held on September 30, 2016 (the "Annual Meeting"). If and to the extent the Court determines that it is necessary to develop any factual or legal issues to decide this motion for preliminary injunction, Plaintiff requests, pursuant to Mass. R. Civ. Proc. 65(b)(2), that trial on the merits be advanced and consolidated with the hearing on this motion

and that the Court set a schedule, including expedited discovery, to allow for such hearing as expeditiously as possible.

II. STATEMENT OF FACTS

This is a shareholder action asserting direct and derivative claims against and on behalf of KST and KMM (together, the "Trusts" or the "Funds") with respect to outcome of the vote for the Fund's four Class II trustees that took place at the Annual Meeting. The Funds are closed-end investment companies that trade on the NYSE and that are registered under the Investment Company Act of 1940 (the "40 Act") and organized as Massachusetts business trusts. The Funds are managed by Deutsche Investment Management Americas Inc. ("DIMA") and are part of the family of over 100 funds managed by Deutsche Bank AG and its affiliates. The same eleven-member Board, which is classified into three classes whose terms expire every three years, controls KST, KMM and all of the other Deutsche funds.

Plaintiff Western Investment LLC ("Western"), the beneficial owner (directly and through affiliates) of a significant amount of stock of KST and KMM, nominated the Western Nominees to run against the incumbent Class II trustees – Henry P. Becton, Jr., William McClayton, Paul K. Freeman, and Jean Gleason Stromberg -- whose terms expired at the Annual Meeting. *See* Stewart Decl. Ex. B.[1]

The Annual Meeting was held on September 30, 2016, and a quorum was present and voted. Stewart Decl. Ex. A. The vote results, which were certified by the inspector of elections on October 4, 2016, show that for each Fund, the Western Nominees obtained the most votes for the Class II trustee positions. For the KST election, in which 54.39% of the shares voted, the Western Nominees each obtained votes representing more than 1.4 million shares and the

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[1] References to "Stewart Decl. Ex. __" are to the Exhibits to the Declaration of Adam M. Stewart submitted herewith.

incumbents obtained votes representing no more than 845,000 shares. *Id.* For the KMM election, in which 53.47% of the shares voted, the Western Nominees each obtained votes representing more than 6.2 million shares, while the incumbents obtained votes representing no more than 5.2 million shares. *Id.* Thus, there is no dispute that the incumbent nominees lost the election, and shareholders chose the Western Nominees. Although the shareholders have selected the Western Nominees to be Class II trustees at a properly convened annual meeting, the Defendants refuse to seat the Western Nominees and have retained the losers of the election in place on the Board as "hold-overs" for three more years.

Defendants are purporting to apply a bylaw amendment, adopted with respect to each of the Funds in 2009 in response to shareholder activism by the plaintiff within the Deutsche fund family, to prevent the Western Nominees from joining the Board. Until 2009, the trustees were to be elected by a plurality of votes cast, *i.e.*, the nominee with the most votes wins. Stewart Decl. Ex. E, at p. 6. The amended bylaw, adopted in 2009, purports to require the votes of a majority of outstanding shares to seat a director, a standard that almost no nominee can achieve in a contested election and that unfairly interferes with the shareholders' right to choose trustees. Stewart Decl. Exs. D, G, at Section 2.11. The bylaw, as implemented by the Defendants, violates the Funds' trust agreement quorum requirement of 30% (Stewart Decl. Exs. C, F, at Article V, Section 3) because unless more than 50% of votes are collected by a single nominee, the Defendants will treat the election as "failed." This "majority of outstanding shares" bylaw has no purpose other than to entrench the existing trustees in their board positions and preclude shareholders from seating a shareholder nominee that wins an election contest against the incumbent trustees. Even if an opposition slate receives 100% of the votes cast, but the total votes cast represent 49% of the outstanding shares, the Defendants' application of the bylaw

would allow the incumbents to take seats on the Board as though they were elected for another three years, even though they were specifically not elected, and were instead rejected, by shareholders.

The bylaw is designed to interfere with the vote only when there is an opposition slate. When the incumbents run unopposed, and there is no election contest, obtaining the votes of a majority of outstanding shares presents no problem that there will be a "failed" election. The stock exchange rules, specifically Rule 452 of the NYSE, permit brokers to vote discretionarily any shares for which they do not receive specific instructions from their clients, and brokers vote those shares for management's candidate, the only candidate on the ballot.[2] The purpose of this rule is to assist investment companies registered under the 40 Act, such as the Trusts, in obtaining a quorum (the number of votes required to be present at a meeting in order to take action), a difficulty that the Trusts recognize in their own quorum requirement — of a mere 30% of outstanding shares. Stewart Decl. Exs. C, F at Article V, Section 3. In a contested election, however, brokers are not permitted to vote shares for which they do not receive specific voting instructions, and as a result, voter turnout is much lower, as in the 2016 election where barely a majority of outstanding shares voted at all. Stewart Decl. Ex. A. Thus, the Board knows that the bylaw, which substantially raises the 30% quorum requirement set forth in the trust agreements, has no practical effect other than when there is an opposition slate, and in that case, the effect is to preclude shareholders from choosing directors.

The Board's purpose to entrench itself with the bylaw amendment is also reflected in the actions it took at the same time, including "classifying" the Board to make it impossible for

[2] In 2010, the NYSE eliminated the ability of brokers to vote shares discretionarily in uncontested elections for all public companies except registered investment companies. The quorum difficulties faced by registered investment companies, due to their large retail shareholder base (who tend not to vote at frequently as institutional investors) was the primary reason that the NYSE did not eliminate discretionary voting for those companies. SEC Release No. 34-60215, at p. 39 (Stewart Decl. Ex. I).

shareholders to replace a majority of incumbents in a given year. Stewart Decl. Exs. D, G, at Section 2.9. Defendants were fully aware of the harm to the shareholder franchise caused by this action, as it is contrary to Deutsche's own "policy to vote against proposals to classify the board and for proposals to repeal classified boards and elect directors annually" and contrary to its own view about corporate governance that "[d]irectors should be held accountable on an annual basis."

Plaintiff made a demand on the board by letter dated September 27, 2016 in anticipation of the Annual Meeting because the KST-KMM Joint Proxy Statement dated August 18, 2016 indicated that the Board would apply the "majority of outstanding" bylaw to the 2016 election contest. Stewart Decl. Ex. H. Due to the potential for imminent irreparable harm that would result if the Board applied the "majority of outstanding shares" bylaw to the Annual Meeting results to preclude the winners of the election from being seated on the board, Plaintiff sought a response by September 29, 2016, the day before the meeting was scheduled to take place. Defendants never responded to Plaintiff's demand letter and have effectively rejected the demand by failing to seat the Western Nominees as the Class II trustees, even though the Western Nominees overwhelmingly defeated the incumbents in the election.

Defendants have no justification whatsoever, let alone the necessary compelling justification, for applying the "majority of outstanding" bylaw to the 2016 contested election. In doing so, they will allow the losers of the election, trustees who were not elected at the annual meeting, and were rejected by shareholders in favor of the Western Nominees, to "hold over" for another three-year term, as though they had won the election. This is unjustifiable, unreasonable and unconscionable.

III. ARGUMENT

A. Legal Standard For A Preliminary Injunction.

The standard for obtaining a preliminary injunction is as follows: "a plaintiff must show (1) a likelihood of success on the merits; (2) that irreparable harm will result from denial of the injunction; (3) and that, in light of the plaintiff's likelihood of success on the merits, the risk of irreparable harm to the plaintiff outweighs the potential harm to the defendant in granting the injunction." *Tri-Net Mgmt. v. Board of Health,* 433 Mass. 217, 219 (2001), *citing Packaging Indus. Group, Inc. v. Cheney*, 380 Mass. 609, 617 (1980). When a party seeks to enjoin governmental action, another consideration is whether the relief would adversely affect the public. *Tri-Net Mgmt.*, 433 Mass. at 219.

B. Plaintiff Has A Substantial Probability Of Success On The Merits Because Shareholders Chose The Western Nominees Over The Incumbents At The Annual Meeting Duly Convened For The Purpose of Electing Trustees.

By any accepted standard of judging the outcome of an election, the Western Nominees defeated the incumbents in the 2016 election – they were chosen by shareholders, and the incumbents were rejected. There is no valid basis to permit the incumbents, the ones who lost, to remain on the Board for three more years, rather than implement the will of the shareholders. The unilateral adoption and application of the "majority of outstanding" bylaw to a contested election is a self-interested action whose sole purpose is to entrench the Board and cannot be justified. When a quorum of shareholders vote at an annual meeting duly called for the purpose of electing trustees, the nominee with the most votes has been selected and elected by the shareholders,[3] and any effort by self-interested incumbents to impose unilaterally an

[3] This is the usual rule for an election. *See, e.g., Standard Power and Light Corp. v. Inv. Assocs.*, 51 A.2d 572, 578 (Del. 1947) ("Which of two candidates for one Directorate is elected by such vote depends on which candidate received the greater number of votes, in accordance with the usual rule.").

insurmountable hurdle to seating that nominee on the Board so as to entrench the defeated incumbent, is improper.

1. The Application of the "Majority of Outstanding" Bylaw to the 2016 Election Contest Violates the Trustees' Fiduciary Duties.

For shareholders of a business trust, "the ability to nominate and elect different trustees is a crucial means for shareholders to prevent the entrenchment of poorly performing trustees." *Brigade Leveraged Capital Structures Fund Ltd. v. Pimco Income Strategy Fund,* 466 Mass. 368, 379 (2013) (*citing MM Cos. v. Liquid Audio, Inc.*, 813 A.2d 1118, 1127 (Del. 2003)). "The right of shareholders to vote for the trustees of a business trust is one of the most important rights" of ownership. *Brigade*, 466 Mass. at 379.[4] Indeed, the "shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power exists." *Blasius Indus., Inc. v. Atlas Corp.,* 564 A.2d 651, 659 (Del. Ch. 1988). Consequently, enhanced scrutiny is applied to any action by a board that affects the stockholder franchise. *Johnston v. Pedersen*, 28 A.3d 1079, 1089 (Del. Ch. 2011).[5] Moreover, because directors and trustees who face a proxy contest have a personal interest in the outcome and face an inherent conflict, when "the vote involves an election of directors…the directors must support their decisions with a compelling justification."

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[4] The *Brigade* case acknowledges that basic corporate law principles as to the importance of the shareholder franchise apply equally in the context of a Massachusetts business trust. *Brigade*, 466 Mass. at 369, n.4 ("Massachusetts business trust may operate in a manner similar to a corporation"); *id.* at 466 Mass. at 379 (citing as a basis for its decision, Delaware, Massachusetts, and New Jersey cases on fundamental importance of corporate shareholder voting rights); *State Street Trust Co. v. Hall*, 311 Mass. 299, 302 (1942) ("sum total of these distinctive features of a business trust [centralized management in a board; continuity; ready transfer of beneficial interests by shareholders; limited liability] has brought trusts into such close resemblance to corporations that they have been frequently considered as corporations"); *ER Holdings, Inc. v. Norton Co.*, 735 F. Supp. 1094, 1100 (D. Mass. 1990) ("one of the most sacred rights of any shareholder is to participate in corporate democracy").

[5] Generally, the enhanced scrutiny standard requires fiduciaries to show that "their motivations were proper and not selfish, that they did not preclude shareholders from exercising their right to vote or coerce them into voting in a particular way, and that the directors' actions were reasonably related to a legitimate objective." But that "reasonably related" standard is shifted to a higher threshold of "compelling justification" (*i.e.*, closer fit between means and ends) when the action involves "election of directors." *Johnston*, 28 A.3d at 1089; *see also Pell v. Kill*, 135 A.3d 164, 787 (Del. Ch. 2016) (same).

Id. at 1090. And they cannot invoke, as a justification, that they were concerned "that the stockholders may vote out of ignorance or mistaken belief about what course of action is in their own interests." *Id.*

The trustees in this case have no justification whatsoever, let alone a compelling one, for applying the "majority of outstanding" bylaw to the 2016 contested election. Moreover, it was unilaterally adopted by the incumbents in response to Western's shareholder activism in 2009, and it has the effect of precluding the shareholder vote and forcing a result that is inconsistent with the will of the shareholders. The incumbents now seek to use this bylaw in a self-interested effort to remain seated on the Board despite losing the election to the Western nominees. There is no justification whatsoever for adopting, maintaining, or applying a vote requirement that would deny the winner of the election a board seat, and allow the loser to remain in that seat for three more years.

The only possible purpose for the bylaw is to entrench the existing trustees in their positions, a purpose which is contrary to the "ideological underpinning upon which the legitimacy of directorial power exists," *Blasius,* 564 A.2d at 659, and which could never be a justification for the trustees' action.[6] Even when pursued in good faith, such action that interferes with the shareholder's ability to change the constituency of the board constitutes an unintentional violation of the duty of loyalty. *Blasius,* 564 A.2d at 663; *Johnston v. Pedersen*, 28 A.3d at 1092.[7]

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[6] SEC Chief of Staff and former Director of the Division of Investment Management, Andrew J. Donohue, indicated in a 2009 speech that the "majority of outstanding" vote requirement is an entrenchment tactic because "in a contested election, neither incumbents nor insurgents can garner the required vote," which then becomes a basis for the incumbents to hold over until a successor is elected, which "amounts to an anti-takeover device that keeps the exiting board in place."

[7] In *Blasius*, the board acted to preclude dissident nominees from obtaining a majority of the board by expanding the board by two members shortly before the shareholder meeting. 564 A.2d at 655. In

2. **The Application of the "Majority of Outstanding Bylaw" Is a Breach of Contract, Violates the Duty of Good Faith and Fair Dealing, and Would Be Unconscionable.**

The Declarations of Trust of the Funds provide the shareholders with the right to elect directors annually, and until the 2009 bylaws were adopted, Defendants applied the usual rule of elections – the one with the most votes wins.[8] Thus, shareholders had the ability to nominate and elect trustees of their choosing, and trustees would be seated if they received more votes than the incumbents. And that plurality standard (subject to the quorum requirement of 30%) is the only one that makes sense – no one other than the winner of the most votes at a trustee election should be seated or remain as a trustee.

A Declaration of Trust and bylaws, like a corporate charter and corporate bylaws, "are a contract between the trustees of the trust and the shareholders that defines the rights of the trust's shareholders." *Brigade,* 466 Mass. at 373-74. While the KMM and KST Declarations of Trust allow the trustees unilaterally to modify the bylaws, the trustees are subject to an implied covenant of good faith and fair dealing in doing so. *Chokel v. Genzyme Corp.*, 449 Mass. 272, 276 (2007). The purpose of the implied covenant is to ensure that neither party interferes with the ability of the other to enjoy the fruits of the contract and that they "remain faithful to the intended and agreed expectations" of the contract. *Id.* (citations omitted).

Here, by adopting the "majority of outstanding" bylaw and applying it a contested election of directors, the trustees are destroying one of the few rights that shareholders have with

Johnston, the board, in the face of an effort to remove the incumbent board and elect a new slate by written consent, issued preferred stock that had the right, voting as a class, to approve any matter by a majority of outstanding shares, a "super voting right" that precluded the shareholders from taking action. 28 A.3d at 1086. In both cases, the courts held that the board had presented no compelling justification and violated its duty of loyalty even if there was no showing of bad faith. *Johnston*, 28 A.3d at 1092; *Blasius*, 564 A.2d at 662.

[8] *Standard Power and Light Corp.*, 51 A.2d at 578.

respect to the management of the Funds – the right to elect a trustee of their choosing, rather than an incumbent. Moreover, the Declaration of Trust sets the quorum at 30%, reflecting the reasonable expectation that shareholders should be able to act when voter turnout is more than 30% (and certainly if the voter turnout is over 50%). The bylaw, by imposing a quorum requirement that is over 50% assuming every vote goes to a single candidate, and that is, in practice, much higher (because typically the vote is split between the candidates),[9] is a direct breach of the Declaration of Trust. The notion that shareholders may establish a quorum at an annual meeting, but are still unable take action to elect directors is unfair and unreasonable. Nor is it reasonably expected that unless the non-management slate wins by an excessive margin – by obtaining twelve to fifteen times as many votes as the incumbents – their win will be treated as a loss.[10] The "majority of outstanding" bylaw indisputably stacks the deck against nominees chosen by shareholders in contested elections, interferes with the fruits of the shareholders' contract, and violates the agreed and intended expectations of the parties. If the bylaw is applied to contested elections, the board room will remain locked, and shareholders will never be able to elect a director other than in an uncontested election in which only the incumbent or the board's chosen successor is running.

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[9] In the case of KMM's 2016 election, it would have been necessary for the Western Nominees to collect another 5 million votes (for a total of 11.2 million votes, much more than the incumbents' votes of 5.2 million), which would bring the quorum up to 73%. In the case of KST's 2016 election, it would have been necessary for the Western Nominees to collect another 766,000 votes (for a total of 2.19 million votes, much more than the incumbents' votes of 845,000), which would bring the quorum up to 70%.

[10] *See* Stewart Decl. Ex. A (for KMM, to obtain votes of a majority of the outstanding, it would be necessary to collect votes representing approximately 11.25 million shares, which is more than 93% of the shares voted in KMM's 2016 election, and which would be 15 times as many shares as the remaining 724,719 shares that appeared; for KST, it would be necessary to collect votes representing 2.19 million shares, or 92% of the shares voted in KST's 2016 election, and which would be 12 times as many shares as the remaining 180,541 shares that appeared).

Moreover, when an opposition slate has clearly won the most votes at a duly convened annual meeting, the election cannot be treated as "failed" because there is "a certain degree of liberality" in finding that an election has properly been held and that the winners should be immediately seated. *Duffy v. Loft*, 151 A. 223, 228 (Del. Ch. 1930).

> To take any other view would be to encourage the prolongation of internal strife between rival factions and keep the corporation's affairs in such a state of confusion and turmoil that the business which it was organized to conduct would inevitably suffer to the damage of its stockholders. Where an extensive campaign has been carried on by rival groups for the votes of stockholders and the arguments pro and con have been made, the parties interested should submit to a count and let the majority prevail. If such a course is not pursued, if, and after the contest has been waged, one side defeats a decision by mere tactical maneuvers, the whole business must be gone through with again and its consequences of expense and disturbance. And in many instances the situation will simply be one where the side that appears to have lost will resort to schemes in order to create an opportunity for a second try in the hope that perhaps better success might be had the next time. *Id.*

The "majority of outstanding" bylaw does not even meet the basic reasonability standard that applies to bylaw changes generally. Under the duty of good faith and fair dealing, amendments to bylaws that are made prospectively and unilaterally must be reasonable. *McGovern v. Proprietors of the Cemetery of Mt. Auburn*, 2006 Mass. Super. LEXIS 600, at *7 (Mass. Sup. Nov. 27, 2006) (if new bylaw governing transfer of cemetery plot "is found not to be reasonable ... [defendant] could be found to have breached the covenant of good faith and fair dealing...). The trustees' application of the "majority of outstanding" bylaw to a contested election has no reasonable basis.

The "majority of outstanding" bylaw is also unfair and unreasonable because it precludes only a shareholder's nominee – not a nominee selected by the Board -- from being seated as a trustee. In uncontested elections, by virtue of Rule 452 of the NYSE, brokers are permitted to vote the shares of their clients who do not provide specific voting instructions, and do so

overwhelmingly in favor of the unopposed incumbent or management nominee, which means that it is not difficult for them to get a vote of the majority of outstanding shares when they run unopposed. Thus, at the 2015 annual meeting of KST, at which the incumbents were unopposed and brokers voted their clients' shares discretionarily, there was a quorum of 3.795 million shares, over 85% of the 4.437 million shares outstanding, and the incumbents received about 3.1 million votes, enough to satisfy the majority of outstanding bylaw. Similarly, there was a quorum of 85% at the 2015 annual meeting of KMM.

By contrast, in a contested election where shareholders are seeking to elect trustees of their choosing, rather than the incumbents, only shares for which brokers receive specific instructions from their clients can be voted, resulting in a much smaller quorum. At the 2016 annual meeting contest for KST, notwithstanding the fact that both sides solicited shareholder votes for weeks, the quorum and shares voted was only 2.37 million shares, or 54% of outstanding shares. Although the Western Nominees received 60% of the votes cast at the meeting, and roughly twice as many votes as the incumbents, if the "majority of outstanding" bylaw were applied, they would need over 93% of the votes cast at the 2016 meeting to be seated. The fact that the majority of outstanding bylaw raises impossible hurdles to the election of shareholder nominees, hurdles that do not exist for incumbents in uncontested elections, renders its application in a contested election unreasonable and in violation of the duty of good faith and fair dealing.

For the same reasons, even if the "majority of outstanding" bylaw were not a breach of contract and breach of good faith and fair dealing, it would be unconscionable to apply it to a contested election. First, shareholders were presented with no meaningful choice and did not have an opportunity to negotiate the terms of the Declarations of Trust, let alone the "majority of

outstanding" bylaw that was adopted unilaterally by these Defendants. *See Vaks v. Ryan,* 2014 Mass. App. Div. 37, at *3 (Mass. App. Div. 2014). Substantively, the bylaw destroys the ability of shareholders to elect trustees, one of the few rights given to them under the Declarations of Trust. Like the attorneys' fee provision contained in a preprinted form contract held to be unconscionable in *Vaks,* the "majority of outstanding" bylaw denies shareholders of a fundamental right - the right to elect trustees of their choosing, and allows the losers of an election – the incumbents – to assume the spoils of the winner by holding over as trustees even after the shareholders have rejected them in favor of the Western Nominees.

C. Plaintiff And The Other Shareholders Of Each Of The Funds Will Suffer Irreparable Harm In The Absence Of Injunctive Relief.

Any delay in implementing the right of shareholders to elect directors or trustees constitutes irreparable harm. *ER Holdings, Inc. v. Norton Co.,* 735 F. Supp. 1094, 1101 (D. Mass. 1990). Moreover, "the disenfranchisement of shareholders poses a serious risk of irreparable harm that cannot be measured in money damages." *Ocilla Indus., Inc. v. Katz,* 677 F. Supp. 1291, 1301 (E.D. N.Y. 1987); *EMAK Worldwide, Inc. v. Kurz*, 50 A.3d 429, 433 (Del. 2012) ("the fundamental governance right possessed by shareholders is the ability to vote for the directors the shareholder wants to oversee the firm").

In this case, the shareholders are being disenfranchised by the trustees' refusal to seat the Western Nominees as trustees, and are being deprived of having representatives on the Board that they have selected. Moreover, the Investment Company Act of 1940 provides that "no person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of such company, at an annual or a special meeting duly called for that purpose…" 15 U.S.C. §80a-16(a). As a result of the shareholders' election of the Western Nominees, and rejection of the incumbents, the incumbents cannot claim

to have been elected by the holders of the outstanding securities of the Funds, and cannot serve as trustees. Thus, to the extent the Funds assert that those incumbents are "holding over," the Funds are in violation of the 40 Act.

D. There Is No Harm To Defendants If This Injunction Is Granted.

The Defendants cannot claim any harm from the granting of this injunction. If the Western Nominees are seated as trustees in place of the current Class II incumbents, they will constitute four of the eleven-member board, less than a majority, and insufficient to result in a change of control of the Funds. The remaining seven incumbents will be free to listen to and consider the views of the Western Nominees, who will not be in a position to force the Board to take any action. In addition, there is no harm to the Class II incumbents who were not re-elected and have no right to continue in office. *Aprahamian v. HBO & Co.*, 531 A.2d 1204, 1208 (Del. Ch. 1987) ("incumbent directors have no vested right to continue to serve as directors and therefore will suffer no harm if they are defeated. If the will of the stockholders is thwarted, however, there may be considerable hardship to the stockholders and their corporation"); *Pell*, 135 A.3d at 794 ("risk that stockholders may elect directors whom the incumbents disfavor is no harm at all").

While the Defendants will suffer no harm, the injunction will ensure that the shareholders' views are aired at the Board level, and that the Board will have the benefit, in its deliberations, of a fresh point of view.

E. In The Event The Defendants Raise Any Factual or Legal Dispute With Respect To The Preliminary Injunction, Plaintiff Requests The Court To Advance and Consolidate Trial On The Merits With The Hearing of this Motion.

Plaintiff believes that all of the facts and law necessary to issue a preliminary injunction requiring the Funds to seat the Western Nominees as the duly elected Class II trustees are undisputed. However, to the extent that the Defendants assert that the material facts are disputed, or that there are legal issues which require the development of additional facts, Plaintiff requests that the trial on the merits of this action be advanced and consolidated with the hearing of this preliminary injunction motion. Mass. R. Civ. P. 65(b)(2).

In advancing trial on the merits, the Court would not be imposing any undue burden on the parties. The issues in the case are narrow, and the need for a decision as to the composition of the Board is urgent and compelling. Plaintiff is prepared to conduct whatever discovery may be necessary as expeditiously as possible, and suggests that to the extent any issues need to be more fully developed, the parties can do so in the context of an accelerated trial on the merits of the claims.

IV. CONCLUSION

For the reasons set forth above, Plaintiff respectfully requests that the Court grant its preliminary injunction motion, or to the extent the Court determines that it is necessary to develop discovery, that the Court order pursuant to Mass. R. Civ. Proc. 65(b)(2) an expedited trial of the action on the merits to be advanced and consolidated with the hearing of this application.

Dated: October 7, 2016

Respectfully submitted,

Thomas G. Shapiro (BBO #454680)
Adam M. Stewart (BBO # 661090)
SHAPIRO HABER & URMY LLP
Seaport East
Two Seaport Lane
Boston, MA 02210
Telephone: (617) 439-3939
tshapiro@shulaw.com
astewart@shulaw.com

Carol S. Shahmoon
CSS LEGAL GROUP PLLC
1010 Northern Blvd., Suite 208
Great Neck, New York 11021
Telephone: (646) 517-4399
Facsimile: (646) 880-9359
cshahmoon@csslegalgroup.com

Gregory E. Keller
CHITWOOD HARLEY HARNES LLP
1230 Peachtree Street, NE
Suite 1900
Atlanta, GA 30309
Telephone: (917) 595-4600
gkeller@chitwoodlaw.com

Counsel for Plaintiff

Certificate of Service

I hereby certify that a copy of the foregoing document was served along with the Complaint and Summons on Defendants by the sheriff in the manner and on the dates set forth in the respective summons.

Adam M. Stewart